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                                                                  EXHIBIT (A)(8)

Bakersfield, California--July 22, 1997

Monterey Resources (NYSE: MRC) today announced the successful completion of the tender offer by Monterey Acquisition Corporation, a Delaware corporation wholly owned by Monterey Resources, to purchase all the outstanding shares of common stock of McFarland Energy (NASDAQ: MCFE), a Delaware corporation. As of 12:00 midnight EDT, on Monday, July 21, 1997, the deadline for tendering shares, an aggregate of 5,548,846 shares of common stock of McFarland were validly tendered, of which an aggregate of 37,604 had been tendered pursuant to notice of guaranteed delivery procedures. The tendered shares represent approximately 96.9% of the total outstanding shares of common stock of McFarland. Accordingly, the minimum share condition, which required that the tendered shares constitute not less than a majority of the shares of McFarland on a fully diluted basis, has been satisfied.

Monterey Resources also announced that as of 12:00 midnight EDT, on Monday, July 21, 1997, the tender offer expired and was terminated and that the tendered shares will be accepted by it for payment of $18.55 per share, net to the seller in cash, without interest thereon. Following the acceptance of the tendered shares, approximately 178,576 of the outstanding shares will be owned by persons other than Monterey Resources and Monterey Acquisition Corporation.

In view of the magnitude of the response, Monterey Resources will now cause a short-form merger of Monterey Acquisition Corporation with and into McFarland to be effected in accordance with Section 253 of the Delaware General Corporation Law. Pursuant to that short-form merger, shares not purchased in the offer will be converted into the right to receive $18.55 in cash, without interest thereon. It is currently anticipated that such short-form merger will occur on or about July 24, 1997. Holders of those shares of common stock which were not tendered prior to the expiration of the tender offer will receive notice that the merger has occurred and will have the opportunity to exercise appraisal rights if such holders follow the procedures under Delaware law.

Monterey Resources in an independent oil and gas company engaged in the production, development and acquisition of oil and natural gas in the State of California. The Company conducted its operations as the Western Division of Santa Fe Energy Resources (NYSE: SFR) until the November 1996 IPO of its common stock. SFR currently owns approximately 83 percent of the outstanding shares of MRC and will spin off those shares in a tax-free distribution to SFR shareholders on July 25, 1997. The common stock of Monterey Resources is traded on the New York Stock Exchange under the symbol MRC.





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